BASF Publishes First-Quarter Results

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--April 29, 2003--

                 Good Start to 2003 - Cautious Outlook

    -- Sales climb due to significant increase in volumes and a high oil price

    --  Income from operations before special items up 15 percent

    -- Second-quarter sales and earnings expected to increase only slightly compared with previous year

    BASF has made a good start to 2003. "Our numbers show yet again that with its clear strategy, BASF remains successful even in a difficult economic environment," said Dr. Jurgen F. Strube, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, presenting the interim report for the first quarter of 2003. "In the period from January through March, our sales increased by 7.2 percent, and income from operations before special items rose by 15.4 percent. These good figures reflect the huge efforts we have made to improve our performance despite the difficult business climate."
    "Lower costs and more efficient processes have played a major part in ensuring that all segments increased earnings compared with the same period in 2002," said Strube. The sales growth was due to a substantial increase in volumes, in particular in the Chemicals and Plastics & Fibers segments. In the Oil & Gas segment, the high price of oil and higher volumes led to a substantial increase in sales
(+21 %). In addition to Oil & Gas, the Chemicals and Performance Products segments also reported significantly higher earnings.
    Although margins remain under severe pressure in almost all business areas, it was possible to increase prices by more than 4 percent. However, currency effects, in particular the increase in the exchange rate of the euro against the U.S. dollar and the Brazilian real, reduced sales.
    Earnings per share declined by almost 18 percent. This was due to the fact that the previous year's financial result contained extraordinary tax-free income from the sale of securities. In addition, income taxes for oil production, which are non-compensable with German taxes, increased in the first quarter of 2003 as a result of the higher price of oil.
    Despite the company's positive first-quarter performance, Strube does not want to draw any premature conclusions for the rest of 2003:
"Economic developments are still subject to a great deal of uncertainty. Neither do we expect the end of the war in Iraq to bring a rapid economic recovery. Structural weaknesses in important economies continue to burden the global economic environment. In addition, prices for energy and raw materials remain volatile. As a result, the first quarter should not be taken as an indicator for further developments in 2003. In the second quarter, we expect sales and earnings to increase only slightly compared with 2002. We are continuing with caution, but are ready to act quickly and flexibly."

    Performance of BASF shares

    From January through March 2003, BASF shares performed better than the DAX and EURO STOXX 50 share indices: While the DAX fell by 16 percent and the EURO STOXX 50 by more than 14 percent, BASF's share price declined by only 5.5 percent. BASF has also continued its share buy-back program in 2003 with the aim of reducing its equity ratio and cost of capital and increasing earnings per share. In 2003, the company wants to buy back shares for up to EUR500 million. In the period from January through to the end of March, BASF has bought back
6.9 million shares for EUR226 million or an average of EUR32.54 per share.

    Segment overview

    Sales in the Chemicals segment increased significantly, climbing
26.3 percent to EUR1,519 million in the first quarter (volumes +26.7 percent, prices/currency -1.3 percent). This was primarily due to high volume demand in the petrochemicals markets, and partially as a result of stockpiling by customers. At EUR145 million, income from operations before special items was up EUR34 million or 30.6 percent compared with the first quarter of 2002.
    Sales in the Plastics & Fibers segment increased 15.6 percent to EUR2,283 million (volumes +14.9 percent, prices/currency +1.4 percent), mainly due to higher volumes. Income from operations before special items rose by EUR12 million to EUR110 million, largely as a result of extensive cost-reduction measures.
    In the Performance Products segment, first-quarter sales declined
3.8 percent, predominantly due to negative currency and price effects (-10.5 percent) resulting from the weakening of the U.S. dollar and the Brazilian real. Sales volumes rose 6.5%. Compared with the same quarter of 2002, income from operations before special items climbed EUR27 million or 23.5 percent to EUR142 million. This was primarily thanks to the success of measures to reduce fixed costs as well as improved margins in some business units.
    In the divisions of the Agricultural Products & Nutrition segment, sales were down. In total, the segment's income from operations before special items increased slightly by 1.3 percent.
    Agricultural Products: Sales were down 19.7 percent on the previous year partially as a result of negative currency effects due to the strong euro. The slow start to the season in Europe and in the United States has resulted in some of BASF's business being shifted closer to the application period and thus into the second quarter. The global business with the insecticide fipronil and selected fungicides, which was acquired from Bayer on March 21, 2003, is included in the first-quarter results as of this date.
    At EUR196 million, income from operations before special items was EUR17 million or 8 percent lower than in the first quarter of 2002. Strong competitive pressure reduced sales and thus earnings. To some extent, this was offset by the cost reduction measures initiated last year.
    Fine Chemicals: Sales were 8.1 percent lower than in 2002. Sales volumes of carotenoids, lysine, cosmetic raw materials and vitamin C increased. Severe currency and price effects, however, reduced sales. Income from operations before special items increased EUR20 million to EUR41 million. This was due to a program of restructuring measures, which resulted in successive cost reductions in 2002.
    Sales in the Oil & Gas segment climbed 21% to EUR1,483 million. Sales volumes rose by 12%. In its exploration and production activities, BASF expanded production of oil and natural gas. This also includes production from Clyde Netherlands B.V., which BASF acquired in the fourth quarter of 2002. The average price of oil (Brent) increased from approximately $21 per barrel in the first quarter of 2002 to $31.50 in the first quarter of 2003. Together with increased production, this led to a significant rise in sales. In its natural gas trading activities, BASF considerably increased volumes and sales. Income from operations before special items in the segment increased EUR120 million to EUR404 million.
    BASF does not consider the considerable increase in first-quarter sales and earnings as a result of the high price oil to be characteristic for further developments in 2003.
    BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about EUR32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt
(BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF
             Michael Grabicki
             Tel: +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf-ag.de